UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Charles & Colvard Ltd.

File No. 000-23329 - CF#29301

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Charles & Colvard Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 14, 2013.

Based on representations by Charles & Colvard Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through July 14, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel